UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 348th MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE, 28th, 2018

1.         DATE, TIME AND PLACE: At 9 a.m., on June, 28th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº 1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE: All the members of the Board of Directors (“Board”), pursuant to Paragraph 1, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To take cognizance of the managerial highlights and material facts occurred since the last Ordinary meeting of the Board of Directors, as reported by the Chief Executive Officer;

(ii) To recommend, in terms of Resolution N. 2018036-R, the favorable vote to its representatives on the Board of Directors of Rio Grande Energia S.A. (“RGE”), for approval of the hiring of suppliers for Construction and Maintenance of Electrical Distribution Lines (“CCM-D”) in RGE Region, for a period of 36 (thirty six) months, up to 60 (sixty) months;

(iii) To recommend, in terms of Resolution N. 2018015-C, the favorable vote to its representatives on the administrative bodies of its controlled companies, for approval of: (i) the execution of an amendment of value and term to the current contracts for the supply of conventional grounded pole, with an extension of the validity period for a further 4 (four) months to extend the term of validity of all contracts until October 1st, 2018; and (ii) to execute new contracts for the acquisition of Self Grounded Pole for distribution to the concession areas of CPFL Group’s Distribution Companies;

(iv) To recommend, in terms of Resolution N. 2018017-C, the favorable vote to the deliberative bodies of its controlled companies, for the approval of the execution of contracts for the acquisition of multiplexed, covered and naked Aluminum cables, for a period of 60 (sixty) months to the CPFL Group;

(v) To recommend, in terms of Resolution N. 2018002-C, the favorable vote to its representatives in the Board of Directors of Companhia Paulista de Força e Luz (“CPFL Paulista”) and Companhia Piratininga de Força e Luz (“CPFL Piratininga”), for the ratification of fundraise, with guarantee of CPFL Energia, under the following conditions: (a) total amount of up to R$ 37,500,000.00 (thirty-seven million and five hundred thousand reais), or equivalent in other currency; and (b) the ratification of the execution of a funding agreement to add value to the amount approved in the Board of Executive Officers’ Resolution 2018027-E, based on Law 4.131/62, in dollars with CDI% swap, as well as all the documents executed for this purpose, as such, the total amount approved as fundraising to the controlled companies is the following: (b.i) to Companhia Paulista de Força e Luz (“CPFL Paulista”), from R$ 233,300,000.00 (two hundred thirty-three million and three hundred thousand reais) to the value of up to R$ 253,300,000.00 (two hundred fifty-three million and three hundred thousand reais); and (b.ii) to Companhia Piratininga de Força e Luz (“CPFL Piratininga”), from R$ 336,600,000.00 (three hundred thirty-six million and six hundred thousand reais) to the value of up to R$ 354,100,000.00 (three hundred fifty-four million and one hundred thousand reais);

(vi) To recommend, in terms of Resolution N. 2018037-E, the favorable vote to its representatives on the administrative bodies of the following subsidiaries Campos Novos Energia S. A. (“Enercan”), Companhia Energética Rio das Antas S. A. (“Ceran”) and Chapecoense Geração S. A. (“Chapecoense”), for approval the reversion and consequently addition to accumulated profit of the following accounts: (i) Earnings retention reserve and, (ii) earnings reserve to be allocated, considering the period until December 31st, 2017. The values recorded as accumulated profit after the reversal shall be object for consequent declaration of dividends to be paid. The payment to the shareholders is conditioned to the cash availability and bank authorization, in the amounts described below to the following companies: (a) Enercan: the total amount of R$ 160,475,778.63 (one hundred and sixty million, four hundred and seventy five thousand, seven hundred and seventy eight reais and sixty three cents), related to (i) reversal of earnings retention reserve of R$ 30,041,477.32 (thirty million, forty-one thousand, four hundred and seventy-seven thousand reais and thirty-two cents) and (ii) reversal of earnings reserve to be allocated R$ 130,434,301.31 (one hundred and thirty million, four hundred and thirty-four thousand, three hundred and one reais and thirty-one centavos); (b) Ceran: the total amount of R$ 101,804,081.94 (one hundred and one million, eight hundred and four thousand, eighty one reais and ninety four cents) related to reversal of earnings reserve to be allocated; and (c) Chapecoense: the total amount of R$ 197,703,952.66 (one hundred and ninety-seven million, seven hundred and three thousand, nine hundred and fifty-two reais and sixty-six cents) related to (i) reversal of earnings retention reserve of R$ 5,150,566.74 (five million, one hundred and fifty thousand, five hundred and sixty-six reais and seventy-four cents) and (ii) reversal of earnings reserve to be allocated R$ 192,553,385.92 (one hundred and ninety-two million, five hundred and fifty-three thousand, three hundred and eighty-five reais and ninety-two cents);

(vii) To recommend, in terms of Resolution N. 2018018-C, the favorable vote to its representatives on the Board of Directors of CPFL Energias Renováveis S.A. (“CPFL Renováveis”): (i) The incorporation of Eólica Icaraizinho Geração e Comercialização de Energia S.A. (“EOL Icaraizinho”), Eólica Formosa Geração e Comercialização de Energia S.A. (“EOL Formosa”), SIIF Energies do Brasil Ltda. (“SIIF Energies”) and SIIF Desenvolvimento de Projetos de Energia Eólica Ltda. (“SIIF Desenvolvimento”) by CPFL Energias Renováveis S.A. (“CPFL-R”); (ii) Changes in bank guarantees and financing guarantees, including but not limited to (1) the conclusion of amendments to all financing agreements and project finance guarantees necessary to enable the Incorporation, such as pledge of shares, fiduciary assignment of receivables and emerging rights of the authorization, among others; (2) hiring the issuance of a new bank guarantees; and (3) the issuance of corporate guarantees by CPFL-R to EOL Paracuru and EOL SIIF Cinco in replace of the current corporate guarantees issued from SIIF Energies, once it will be incorporated throw CPFL-R; (iii) The conclusion of adjustments and/ or amendments to any contract or finance agreements (including guarantees) related to the Incorporated Companies, as well as related to the companies that will not be incorporated (SIIF Cinco and EOL Paracuru) but are affected by the operation; and (iv) Authorization for the Executive Officers of the Incorporated Companies and of CPFL-R to take all measures and actions required to carry out the Incorporation operation.

The following items were presented: (a) Report of Annual Tariff Readjustments (RGE); (b) Follow Up Eficiência; (c) Business Development Follow Up; (d) Monthly Results (May/2018); and (e) Monthly Health and Safety Report.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Andre Dorf, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, June 28th, 2018.

Bo Wen

Chairman

Valter Matta

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 10, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.